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July 9, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Office of Healthcare & Insurance

Re:	Cue Biopharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 14, 2019
File No. 001-38327

Ladies and Gentleman:

On behalf of Cue Biopharma, Inc. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) on June 26, 2019 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”). Simultaneously with the filing of this letter, the Company is filing by EDGAR Amendment No. 2 to the Form 10-K (the “Form 10-K Amendment”) and Amendment No. 1 (the “Form 10-Q Amendment”) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the “Form 10-Q”) responding to the Staff’s comment as noted below. The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statements and Schedules, page 62

1.

Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2019.

New certifications have been filed as Exhibits 31.1 and 31.2 to each of the Form 10-K Amendment and the Form 10-Q Amendment in response to the Staff’s comment.

U.S. Securities and Exchange Commission

July 9, 2019

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch

Mark Busch

cc:	Daniel Passeri, Chief Executive Officer
Kerri-Ann Millar, Vice President, Finance